Via EDGAR
February 17, 2009
Mr. Jim B. Rosenberg
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed March 17, 2008
Form 10-Q for Nine Months Ended September 30, 2008
Filed November 10, 2008
File No. 000-12943
  Ladies and Gentlemen:
     On behalf of Cypress Bioscience, Inc. (“Cypress” or the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by supplemental letter dated February 6, 2009 (the “Supplemental Letter”) with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2007, filed on March 17, 2008 (the “10-K”), and (ii) Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2008, filed on November 10, 2008 (the “10-Q”). The Supplemental Letter from the Commission was received in response to the Company’s response letter dated December 16, 2008 (the “Original Response Letter”) responding to the first letter from the Commission sent to the Company on December 2, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Form 10-Q for Quarterly Period Ended September 30, 2008
Item 1. Condensed Consolidated Financial Statements
Notes to Consolidated Financial Statements
10. Acquisition Of Proprius, page 10
1.	Refer to your response to our Comment One. We have the following follow-up comments:

a)	Your response states Proprius’ diagnostic platform, otherwise known as personalized medicine services, was near commercialization” and could be marketed almost immediately and “The remaining validation work on the diagnostic tests and the certification of the lab were determined to be minor and would not require significant investment.” You also state “. . . we did not believe the diagnostic tests met the definition of technical feasibility.” If an enterprise
Cypress Bioscience, Inc. 4350 Executive Drive Suite 325 San Diego, California 92121 p/858-452-2323 f/858-452-1222 www.cypressbio.com expects more than de minimis future costs related to an acquired project that would qualify as R&D costs under FASB Statement No. 2 that project would be considered incomplete and expensed in IPR&D. Refer to the fact pattern described in paragraph 3.3.67 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities. Revise your disclosure:
•	To address your fact pattern to explain why the diagnostic platform was an incomplete research and development project; and

•	To reconcile the assertions that the diagnostic platform was near commercialization, could be marketed almost immediately and remaining work was minor to the assertion that the platform did not meet the definition of technical feasibility.
In consideration of paragraph 3.3.67 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities, we determined that research and development of the acquired diagnostic tests was incomplete as there were some research and development costs to be incurred post acquisition and the remaining tasks before commercial product launch did involve some technological risks. We also referred to Paragraph 4 of FAS 86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed, in our determination of whether the diagnostic tests met the definition of technological feasibility. Paragraph 4 of FAS 86 states that technological feasibility is established when the enterprise has completed all planning, designing, coding and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features, and technical performance requirements. As our diagnostic tests required certain re-validation efforts, as well as CLIA certification of the new lab space, the testing and planning activities necessary to establish technological feasibility and ensure that the diagnostic tests met their required functions, features and technical performance requirements had not been reached as of the acquisition date and therefore the R&D project was deemed not complete. Although the validation work and CLIA lab certification would not require significant investment or time, these represented essential elements in supporting the technological feasibility of the diagnostic tests and ultimate commercialization.
Additionally, none of the diagnostic tests that we acquired from Proprius were commercially available or marketed by Proprius as of the acquisition date. As such, the elements necessary to establish technological feasibility related to these diagnostic tests and not future generations of the tests.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission.
Proposed text to be inserted in Footnote 10 to the Financial Statements directly after purchase price allocation table (all new text, including the text proposed in the Original Response Letter, is underlined, and for ease of reference, new text included in this letter is also bolded):
The amount allocated to in-process technology represents the fair value of acquired, to-be-completed research projects, including $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value. As of the acquisition date, these projects were not expected to have reached technological feasibility and will have no alternative future use. The personalized medicine services required certain re-validation efforts, as well as CLIA certification of the new lab space, in order to establish technological feasibility. Accordingly, the testing and planning activities necessary to establish technological feasibility and ensure that the personalized medicine services met their required functions, features and technical performance requirements had not been reached as of the acquisition date. Therefore, the amount allocated to in-process technology was charged to our consolidated statement of operations during the first quarter of 2008.
b. Explain why you have concluded that the $10.2 million of IPR&D allocated to the diagnostic platform (“personalized medicine services”) had no alternative future uses. On page 15 of your MD&A you state such services are “tests” and that you launched the first two tests in October 2008. It appears that this platform will produce a number of future R&D “test” candidates. Refer to the fact pattern described in paragraph 3.3.85 and 3.386 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities.
In consideration of paragraphs 3.3.85 and 3.3.86 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities, the technology acquired from Proprius and referred to as the “Proprius diagnostic platform” was technology that was unique to each test.  Specifically, the diagnostic tests that were acquired from Proprius were independently developed and did not use the same platform.  Upon reviewing the Staff’s comments, we believe we created confusion by using the term “platform” in our Original Response Letter (please note that the term “platform” was not used in any of the filings made with the SEC).  The term “platform” as used in our Original Response Letter was used solely to refer to a group of tests, and not to a platform that would result in future product offerings using this technology.  Further, no future projects based on the existing tests acquired from Proprius were identified as of the acquisition date.
Further, as discussed in Paragraph 3.2.07 of the AICPA Practice Aid on Assets Acquired in a Business Combination to be Used in Research and Development Activities, one of the elements for an asset acquired for use in an R&D activity to have an alternative future use is that the combined enterprise’s use of the asset acquired is not contingent on further development of the asset subsequent to the acquisition date (that is, the asset can be used in the alternative manner in the condition in which it existed at the acquisition date). As discussed above, because the diagnostic tests required further development (including re-validation efforts and CLIA certification of the new lab space) at the acquisition date in order to reach technological feasibility and therefore could not be used in an alternative manner in the condition which it existed at the acquisition date, we concluded that the diagnostic tests acquired from Proprius had no alternative future uses.
c. Explain why the amount of goodwill exceeded the amount of assets acquired (in-process research and development) by so much especially considering no assets were capitalized as development technology. Provide the disclosure required by paragraph 51b of FAS 141 to explain what the goodwill represents.
The consideration paid for Proprius was based upon a projection of revenues and cash flows from the three existing development programs, forecast into perpetuity, as presented to the Company’s Board of Directors. A perpetuity forecast is an appropriate basis of a business valuation, but when applied to any individual product or development program implies that a series of successor products will be developed to maintain revenue and earnings growth following the economic life of that first product. A product or in-process R&D program is almost always valued with a finite economic life, as was done in this case respecting each IPR&D program. The value of assumed successor products, alternatively known as “future yet-to-be-defined products/technologies” is not part of any current product or IPR&D program but rather an element of goodwill in the transaction. The relative magnitude of that component in this transaction comes from the downward adjustment to the current existing IPR&D programs for both their probabilities of technical and regulatory success as well as their costs of clinical completion, as applied in the financial valuation of the intangible assets. Because of the fact that Proprius, as of the valuation date, had not successfully had any product reach the market, with no associated revenue from any such effort, among other factors, our valuation did not identify any technology exhibiting technological feasibility Consequently, it is not unreasonable to observe that the large proportion of goodwill in this transaction is contributed to future yet-to-be-developed products which, in management’s financial analysis of the business, are expected to extend from the development efforts now underway once they achieve technological feasibility and reach the market. In addition, as described in further detail in Footnote 10 to the Financial Statements (text below), another factor that contributed to the recognition of goodwill is the synergies we expect to achieve by offering integrated diagnostic and therapeutic services through the same sales organization, which we believe will facilitate physician access and improve the quality of the sales call, as well as help establish Cypress as a leader targeting these specific specialists.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission.
Proposed text to be inserted in Footnote 10 to the Financial Statements in introductory paragraph (all new text, including the text proposed in the Original Response Letter, is underlined, and for ease of reference, new text included in this letter is also bolded):
On March 4, 2008, we acquired all of the outstanding stock of Proprius, a privately-held specialty pharmaceutical company.  We acquired Proprius to expand our strategy to include providing personalized medicine services to rheumatologists, as well as to expand our product pipeline with the addition of two early clinical-stage therapeutic candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. Personalized medicine services are tests which are validated analytically and clinically to provide physicians with actionable information to help manage their patients’ care, including predicting the likelihood of developing disease or optimizing therapy. We have exercised the right granted by our partner, Forest Laboratories, to co-promote our leading product candidate for fibromyalgia, milnacipran, and intend to detail it to rheumatologists, pain centers, and physical medicine and rehabilitation specialists in the U.S. when and if the product is approved by the FDA using the same sales force that will be detailing our personalized medicine services. We believe that offering integrated diagnostic and therapeutic services through the same sales organization could facilitate physician access and improve the quality of the sales call, as well as help establish Cypress as a leader targeting these specific specialists. We expect to benefit from the acquisition by expanding our current product offerings and increasing our revenues. Additionally, given that as of the acquisition date Proprius had not successfully had any product reach the market, our valuation did not identify any technology exhibiting technological feasibility. Consequently, a significant portion of the goodwill is attributed to future yet-to-be developed products which are expected to extend from development efforts now underway once they achieve technological feasibility and reach the market. These factors among others contributed to a purchase price for the Proprius acquisition that resulted in the recognition of goodwill of $26.5 million. Proprius’ operations were assumed as of the date of the acquisition and are included in our results of operations beginning on March 5, 2008 and, as a result, are not reflected in our results of operations for the three and nine months ended September 30, 2007.
2. With regard to comment 2 and your revised disclosure, we did not see the discount rates used in valuing the in-process research and development projects nor when cash flows were assumed to begin.
The following is our proposed disclosure to be included in our next Form 10-K, our next regularly scheduled filing to be made with the Securities and Exchange Commission.

Proposed text to be inserted in MD&A in IPR&D discussion (all new text, including the text proposed in the Original Response Letter, is underlined, and for ease of reference, new text included in this letter is also bolded):
In-Process Research and Development
     In-process research and development represents the fair value of acquired, to-be-completed research projects, including those related to personalized medicine services and therapeutic candidates, obtained in connection with the Proprius acquisition that had not reached technological feasibility at the acquisition date and are not expected to have an alternative future use. Accordingly, the $12.6 million of in-process research and development, consisting of $10.2 million related to personalized medicine services and $2.4 million related to therapeutic candidates, was charged to our consolidated statement of operations during the first quarter of 2008. The total estimated value of approximately $12.6 million of the research projects was determined by estimating the costs to develop the acquired technology into a commercially viable product, estimating the future net cash flows from the project once commercially viable, and discounting the net cash flows to their present value using a discount rate of 30%. We expect material cash inflows to be generated by the personalized medicine services business starting in 2010.
     The personalized medicine services required certain validation work prior to the anticipated launch in late 2008. The validation work was completed and our laboratory was certified prior to the October 2008 launch. The personalized medicine services are a unique, one of a kind technology that is being marketed to rheumatologists.
     The therapeutic products acquired from Proprius consisted of early clinical-stage candidates, which include a product to treat pain and a product to treat rheumatoid arthritis. We are planning to launch proof of concept studies for both products in early 2009. Substantial additional research and development will be required prior to any of our acquired therapeutic programs reaching technological feasibility. In addition, once proof of concept studies are completed, each product candidate acquired will need to complete a series of clinical trials and receive FDA or other regulatory approvals prior to commercialization. Due to the early stage of development for these therapeutic products, we are unable to estimate with certainty the time and investment required to develop these products. We cannot give assurances that these programs will ever reach technological feasibility or develop into products that can be marketed profitably. In addition, we cannot guarantee that we will be able to develop and commercialize products before our competitors develop and commercialize products for the same indications. The successful development of Proprius’ therapeutic products could result in up to an additional $37.5 million in potential milestone-related payments.
*  *  *
     Cypress further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (858) 799-9102 with any questions or further comments regarding our responses to the Staff’s comments.
Cypress Bioscience, Inc.
/s/ Denise Wheeler
Denise Wheeler
General Counsel

Cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Jodi Hernandez, Ernst & Young LLP
Matthew T. Browne, Esq. – Cooley Godward Kronish LLP